Exhibit (e)(8)

FIRST AMENDMENT TO

DISTRIBUTION CONTRACT

This First Amendment (the “Amendment”) to the Distribution Contract dated May 5, 2000 (the “Agreement”) is made and entered into as of the 26th day of February 2008 by and between Allianz Global Investors Distributors LLC (formerly known as PIMCO Funds Distributors LLC) (the “Distributor”) and PIMCO Variable Insurance Trust (the “Trust”).

WHEREAS, the Distributor and the Trust desire to include certain information in the Agreement regarding Anti-Money Laundering duties that have been delegated to the Distributor regarding each share class of each series of the Trust; and

NOW, THEREFORE, the Trust and the Distributor agree to amend the Agreement as follows:

A new section 20 is added as follows:

20. Additional Duties of the Distributor: Anti-Money Laundering Program. The Trust delegates to the Distributor, and the Distributor accepts such delegation of, with respect to each Portfolio whether now existing or hereinafter created, the responsibility to take such steps as may be necessary or desirable to implement the Trust’s Mutual Fund Anti-Money Laundering Program (the “AML Program”).1 In this regard, the Distributor represents, warrants and contractually agrees to be legally bound as follows:

The Distributor:

a.	consents to fulfill its obligation under the AML Program as a condition to continuing its services to the Trust;

b.	consents to abide by the relevant provisions of the AML Manual and be subject to periodic, independent audits of its overall performance under the AML Program (as set forth in the AML Manual) to be performed on behalf of the Trust by personnel of Pacific Investment Management Company LLC or by an external auditor appointed by Pacific Investment Management Company LLC;

c.	agrees to provide to appropriate federal regulatory representatives (including, but not limited to, representatives of the Securities and Exchange Commission) and the Trust, upon reasonable request from time to time, with information relating to (i) the AML

[1]	The AML Program is required by various rules promulgated under the Bank Secrecy Act (the “AML Program Rules”) and is described in the Pacific Investment Management Company LLC Anti-Money Laundering Policies Manual (the “AML Manual).

Program and (ii) any anti-money laundering activities with respect to the Trust conducted by the Distributor under its own anti-money laundering program; and,

d.	consents to inspection by federal regulatory representatives (including, but not limited to, representatives of the Securities and Exchange Commission) with respect to (i) the AML Program and (ii) any anti-money laundering activities with respect to the Trust conducted by the Distributor under its own anti-money laundering program.

All other terms of the Agreement, as supplemented to date, are confirmed and shall not be affected by this Amendment.

IN WITNESS WHEREOF, the undersigned have executed this Amendment by their duly authorized officers as of the date and year first written above.

PIMCO Variable Insurance Trust

By:	/s/ Ernest L. Schmider
Name:	Ernest L. Schmider
Title:	President

Allianz Global Investors Distributors LLC

By:	/s/ Brian Jacobs
Name:	Brian Jacobs
Title:	Managing Director